UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2015

ANN INC.

(Exact name of registrant as specified in its charter)

Delaware	1-10738	13-3499319
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

7 Times Square

New York, New York 10036

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (212) 541-3300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On May 17, 2015, ANN INC., a Delaware corporation (“ANN”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ascena Retail Group, Inc, a Delaware corporation (“Ascena”), and Avian Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ascena (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ANN, with ANN continuing as the surviving corporation (the “Merger”). The ANN Board of Directors (the “ANN Board”) has, by unanimous vote, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $0.0068 per share (the “ANN Common Stock”) of ANN (other than shares, if any, held by Ascena, Merger Sub and ANN and shares with respect to which appraisal rights have been properly demanded in accordance with the Delaware General Corporation Law) will be converted into the right to receive (i) $37.34 in cash (the “Cash Consideration”) and (ii) 0.68 of a share of Ascena common stock, par value $0.01 per share (“Ascena Common Stock”, and together with the Cash Consideration, the “Merger Consideration”), with cash payable in lieu of fractional shares of Ascena Common Stock.

Subject to the terms and conditions of the Merger Agreement, all unvested ANN equity awards will vest at the Effective Time. Each award will be converted into the right to receive the Merger Consideration with respect to the number of shares underlying the award and, in the case of options, with respect to the number of net shares underlying the award, after taking the option exercise price into account.

Completion of the Merger is subject to various closing conditions, including approval by ANN stockholders of the Merger, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any governmental order prohibiting the consummation of the transactions contemplated by the Merger Agreement, the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the Form S-4 to be filed by Ascena with respect to the shares of Ascena Common Stock to be issued in the Merger, the shares of Ascena Common Stock to be issued in the Merger being approved for listing on the NASDAQ Global Select Market, the accuracy of the representations and warranties of each party (subject to certain materiality standards) and the material compliance by each party with its obligations under the Merger Agreement. The consummation of the Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants providing for each of the parties to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing and to use reasonable best efforts to obtain required government approvals, subject to certain exceptions.

The Merger Agreement also includes covenants requiring ANN (1) not to solicit, or enter into discussions with third parties relating to, alternative business combination transactions during the period between the execution of the Merger Agreement and the closing, subject to fulfillment of certain fiduciary requirements of the ANN Board and (2) to call and hold a special meeting of ANN’s stockholders to approve the Merger and, subject to certain exceptions, not to withdraw, amend or modify in a manner adverse to Ascena the recommendation of the ANN Board that ANN’s stockholders approve the Merger.

The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Merger does not occur by February 17, 2016, the right of ANN to terminate the Merger Agreement to accept a superior proposal for an alternative business combination (so long as ANN complies with certain notice and other requirements under the Merger Agreement) and the right of Ascena to terminate due to a change of recommendation by the ANN Board. Upon termination of the Merger Agreement by ANN or Ascena upon specified conditions, a termination fee of $48,270,000 may be payable by ANN. In addition, upon a termination of the Merger Agreement for the failure to obtain the approval of ANN’s stockholders, ANN may be required to reimburse Ascena for up to $5,000,000 in expenses related to the Merger Agreement.

Ascena has obtained a commitment letter from the lenders specified in the commitment letter, for the purpose of financing the transactions contemplated by the Merger Agreement. The obligations of the lenders to provide financing under the commitment letter are subject to certain conditions.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached to this report as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description thereof have been included to provide investors and stockholders with information regarding the terms of the agreement. They are not intended to provide any other factual information about ANN or Ascena or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ANN’s or Ascena’s public disclosures. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about ANN or Ascena and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On May 17, 2015, the ANN Board determined that it was in the best interests of ANN and its stockholders to amend the Bylaws of ANN (the “Bylaws”) and by resolution authorized, approved and adopted an amendment to the Bylaws (the “Bylaw Amendment”). The Bylaw Amendment became effective upon the date of the Merger Agreement.

The Bylaw Amendment provides that unless ANN consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of ANN, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ANN to ANN or ANN’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or ANN’s Amended and Restated Certificate of Incorporation or Bylaws (as either may be amended from time to time) or (4) any action asserting a claim against ANN or any director or officer or other employee of ANN governed by the internal affairs doctrine, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). A copy of the Bylaw Amendment is attached as Exhibit 3.1 to this report and is incorporated herein by reference.

Item 8.01	Other Events.

On May 18, 2015, ANN and Ascena issued a joint press release announcing the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On May 18, 2015, copies of the documents attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 were disseminated by ANN in connection with the Merger.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of May 17, 2015, by and among Ascena Retail Group, Inc., Avian Acquisition Corp. and ANN INC.

3.1	Amendment to ANN INC.’s Bylaws, dated May 17, 2015.

99.1	Joint Press Release, dated May 18, 2015.

99.2	Master Talking Points and Q&A, dated May 18, 2015.

99.3	Associate Talking Points, dated May 18, 2015.

99.4	Landlord Talking Points and Q&A, dated May 18, 2015.

99.5	Client Talking Points and Q&A, dated May 18, 2015.

99.6	Vendor Talking Points and Q&A, dated May 18, 2015.

99.7	Email to ANN INC. employees from Kay Krill, dated May 18, 2015.

99.8	Associate FAQ, dated May 18, 2015.

99.9	VP and Above, Supplemental FAQ, dated May 18, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ANN hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed transaction, Ascena intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of ANN that also constitutes a prospectus of Ascena. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Ascena by contacting Ascena Investor Relations at (551) 777-6895, or by e-mail at asc-ascenainvestorrelations@ascenaretail.com. Investors and security holders may obtain free copies of the documents filed with the SEC by ANN by contacting ANN Investor Relations at (212) 541-3445, or by e-mail at investor_relations@ANNinc.com.

Ascena and ANN and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Ascena’s directors and executive officers is available in Ascena’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on November 3, 2014. Information about directors and executive officers of ANN is available in the proxy statement for the 2015 Annual Meeting of Stockholders of ANN filed with the SEC on April 2, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ascena or ANN using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Ascena and ANN operate and beliefs of and assumptions made by Ascena management and ANN management, involve uncertainties that could significantly affect the financial results of Ascena or ANN or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Ascena and ANN, including future financial and operating results, the combined company’s plans, objectives, ratings, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, integrating Ascena and ANN, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the Merger and the timing of the closing of the Merger; the ability to obtain requisite regulatory approvals; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; negative rating agency actions; and those additional risks and factors discussed in reports filed with the SEC by Ascena and ANN from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Ascena nor ANN undertakes any duty to update any forward-looking statements contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANN INC.

	By:	/s/ Michael J. Nicholson
		Name:	Michael J. Nicholson
Date: May 18, 2015		Title:	Executive Vice President,
Chief Operating Officer,
Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of May 17, 2015, by and among Ascena Retail Group, Inc., Avian Acquisition Corp. and ANN INC.

3.1	Amendment to ANN INC.’s Bylaws, dated May 17, 2015.

99.1	Joint Press Release, dated May 18, 2015.

99.2	Master Talking Points and Q&A, dated May 18, 2015.

99.3	Associate Talking Points, dated May 18, 2015.

99.4	Landlord Talking Points and Q&A, dated May 18, 2015.

99.5	Client Talking Points and Q&A, dated May 18, 2015.

99.6	Vendor Talking Points and Q&A, dated May 18, 2015.

99.7	Email to ANN INC. employees from Kay Krill, dated May 18, 2015.

99.8	Associate FAQ, dated May 18, 2015.

99.9	VP and Above, Supplemental FAQ, dated May 18, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ANN hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.